UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 11, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has recommended that Realm shareholders vote for and approve the proposed acquisition of Realm by Essa Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) (the “Acquisition”). The Acquisition, which is to be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006, is subject to the terms and conditions set out in the scheme document published on 29 May 2019 and available on the Company’s website (www.realmtx.com) (the “Scheme Document”). Unless otherwise defined herein, capitalized terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

On June 24, 2019, Realm will hold a Court Meeting, a General Meeting and an Annual General Meeting to vote on the proposed Acquisition and other matters. ISS has recommended that Realm shareholders vote in favor of the Scheme at the Court Meeting and in favor of the Resolution at the General Meeting. At the Annual General Meeting, the Company has proposed ten (10) resolutions, nine (9) of which ISS recommends shareholders approve. ISS recommends voting against the Company’s 2018 Remuneration Report due to a $17,000 bonus awarded to a Realm executive in relation to the Company’s NASDAQ direct listing.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the circular sent to Realm shareholders on February 15, 2019, which remains available on the Company's website at www.realmtx.com.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated June 11, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

June 11, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer